UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2008

_________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the press release dated January 24, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Principal Financial Officer

Dated: January 24, 2008

Exhibit No.	Description
1.	Press Release dated January 24, 2008.

Exhibit 1

Jinpan International Provides Business Update

~ Company Raises FY07 Revenue, Net Income and Diluted EPS Estimates ~

~ Declares $0.24 Annual Cash Dividend ~

Englewood Cliffs, N.J., January 24, 2008 – Jinpan International Ltd (AMEX: JST),a leading designer, manufacturer, and distributor of cast resin transformers for voltage distribution equipment, today announced an update related to its 2007 financial forecast and the Company’s recent business activities.

2007 Financial Outlook

The Company has not yet completed its financial audit of the 2007 fourth quarter ending December 31, 2007, however, based on the sales information as of January 23, 2008, overall demand for the Company’s power generating equipment by Chinese and international customers remained very healthy in the 2007 fourth quarter. Jinpan received a higher than expected flow of orders in December as well as a higher than expected contribution to its net income due to increased sales of higher margin products. As a result, the Company expects 2007 revenue, net income and diluted EPS to be higher than previously forecasted guidance. The Company now expects revenue of approximately $116 million, net income to be in the range of $14.5 to 15.0 million, and diluted EPS of approximately $1.79 to $1.85. This compares to prior 2007 revenue, net income and diluted EPS guidance of approximately $113 million, $13.5 to $13.9 million and $1.67 to $1.72, respectively.

Operational Update

Demand for the Company’s cast resin transformers remains strong. In anticipation of this growing demand, the Company has taken several steps to meet the needs of Jinpan’s expanding customer base. The Company has made the effort to increase output and expand capacity at its main 400,000 square foot manufacturing facility in Hainan. At the end of 2007, the Company completed a two year project which doubled capacity output from 3 to 6 million KVA (Kilovolt-Amperes). The Company is currently taking additional measures to further increase capacity at its Hainan facility in 2008.

In addition, the completion of the Company’s second manufacturing facility in Wuhan and the start of production, originally scheduled for January 2008, has been delayed to the middle of 2Q 08 . The delay stems from a combination of the Company’s rejection of construction materials that did not meet its quality standards and subsequent re-supply of these materials and adverse weather conditions in Wuhan that delayed construction in December 2007 and January 2008. The Company expects the Wuhan manufacturing facility to expand its production capacity of cast resin transformers gradually once operational in the middle of 2Q08 and that the construction delay will have little to no impact on its ability to fulfill its customer obligations in 2008.

Declaration of Cash Dividend

The Company also reported that the Board of Directors has approved an annual dividend of $0.24 per common share, half of which will be payable February 20, 2008 to shareholders of record at the close of business on February 6, 2008. The second dividend payment will be payable in August 2008 to shareholders of record as of a specific date in August 2008. This second payment date will be announced in the coming months.

Mr. Zhuyuan Li, Chief Executive Officer of Jinpan International commented, “We are seeing continued momentum in our business and are pleased to report better than expected preliminary fiscal 2007 financial results. We remain focused on the ongoing expansion and diversification of our customer base in China and abroad. Our domestic business is benefiting from the rapid development of China’s infrastructure and our international business continues to generate sizeable product orders due to the technological and costs benefits associated with our cast resin transformer products. The UL listing of our transformer products has attracted notable interest by several OEM’s since early 2007 and we are currently in the process of negotiating an expanding number of supply agreements with major OEM customers that will position us well for ongoing growth in 2008.”

“The production capacity of our facility in Hainan remains sufficient for continued growth and we will layer in additional transformer assembly work into our secondary facility in Wuhan as it becomes progressively more operational throughout 2008. Our balance sheet remains strong and we maintain our focus on maximizing returns to shareholders by paying our 6th consecutive annual dividend,” concluded Li.

About Jinpan International Ltd

Jinpan International Ltd. (AMEX: JST) designs, manufactures, and distributes cast resin transformers for voltage distribution equipment in China and other various countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey. Safe Harbor Provision

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Investor Contact Information:

Mark Du

Chief Financial Officer

Jinpan International Ltd.

(201)227-0680

Bill Zima

ICR, Inc.

(203) 682-8200